UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

SIZMEK INC.

(Name of Subject Company (Issuer))

SOLOMON MERGER SUBSIDIARY, INC.

SOLOMON HOLDING, LLC

(Name of Filing Persons (Offerors))

VECTOR SOLOMON HOLDINGS (CAYMAN), LTD.

VECTOR CAPITAL IV, L.P.

VECTOR CAPITAL IV INTERNATIONAL, L.P.

VECTOR ENTREPRENEUR FUND III, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83013P105

(CUSIP Number of Class of Securities)

Alex Beregovsky

Solomon Holding, LLC

c/o Vector Capital Management, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94104

(415) 293-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Golden

Joshua M. Zachariah

Kirkland & Ellis LLP

555 California Street

Suite 2700

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$121,610,311	$12,247

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 29,140,035 shares of voting common stock, par value $0.001 per share, at an offer price of $3.90 per share. The transaction value also includes 2,042,096 shares issuable upon settlement of time or performance based restricted stock units multiplied by the offer price of $3.90 per share. The calculation assumes that the 560,056 outstanding stock options will be cancelled without payment to the holders because the exercise price with respect to such stock options exceeds the offer price. The calculation of the filing fee is based on information provided by Sizmek Inc. as of August 3, 2016.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $12,247	Filing Party: Solomon Merger Subsidiary, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Solomon Holding, LLC, a Delaware limited liability company (“Parent”), (ii) Solomon Merger Subsidiary, Inc., a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), (iii) Vector Solomon Holdings (Cayman), Ltd., a Cayman Islands limited liability exempted company, an affiliate of each of Parent and Purchaser (“Holdings”), (iv) Vector Capital IV, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC IV”), (v) Vector Capital IV International, L.P., a Cayman Islands limited partnership, an affiliate of each of Parent and Purchaser (“Vector International”) and (vi) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VEF III”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sizmek Inc., a Delaware corporation (the “Company”), at a price of $3.90 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 29, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.	Additional Information.

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the fourth paragraph of the subsection titled “Stockholder Litigation” with the following paragraphs:

On September 7, 2016, a fourth putative class action captioned Joel Ellis v. Sizmek Inc. et al, Case No. 12726-VCMR, was filed in Chancery Court against the Company, Parent, Purchaser and certain directors of the Company including John R. Harris, Neil H. Nguyen, Scott K. Ginsburg, Adam Klein, Cecil H. Moore and Stephen Recht (the “Ellis Action”). The complaint generally alleges that the directors breached their duty by agreeing to sell the Company for inadequate consideration, and by utilizing deal protection measures that discouraged competing bids, and by failing to adequately disclose all material information in connection with soliciting stockholders to tender their shares with the Offer. The complaint further alleges that the Parent and Purchaser aided and abetted these alleged breaches. The complaint seeks injunctive relief, including to enjoin the Merger, rescission or rescissory damages in the event the Offer or Merger are consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. On September 12, 2016, the complaint captioned Penza v. John R. Harris, et al., (Sizmek Inc.), Case No. 12718-VCMR and the Ellis Action were consolidated and captioned In re Sizmek Inc. Stockholders Litigation, C.A. No. 12718-VCMR (the “Delaware Actions”). On September 12, 2016, a telephonic hearing was held in the Delaware Actions, Vice Chancellor Tamika R. Montgomery-Reeves presiding, on Plaintiffs’ Motion for Expedited Proceedings. Vice Chancellor Montgomery-Reeves granted in part, and denied in part Plaintiffs’ Motion for Expedited Proceedings, and set a hearing on Plaintiffs’ Motion for Preliminary Injunction for September 20, 2016.

Following expedited discovery, the Company agreed to make certain additional disclosures related to the proposed transaction with Vector Capital, which are contained in Amendment No. 2 to the Schedule 14D-9. The Company agreed to make the additional disclosures contained in such amendment, without admitting in any way that such disclosures are material or otherwise required by law. As a result of such additional disclosures, the plaintiffs in the Delaware Actions withdrew their Motion for Preliminary Injunction and the hearing scheduled for September 20, 2016 was taken off calendar.

Plaintiffs also moved to consolidate the complaints captioned MSS 12-09 Trust v. Sizmek Inc. et al., Case No. CC-16-04043-D and William Deltac v. Sizmek Inc. et al., Case No. CC-16-04241-D, in the County Court of Dallas County, Texas.

On September 15, 2016, a fifth putative class action captioned Joseph Burns v. John R. Harris, et al., Case No. 1:16-cv-01073, was filed in federal court in the U.S. District Court for the Western District of Texas, against the Company, Parent, Purchaser, Alex Meruelo, The Alex Meruelo Living Trust, Meruelo Investment Partners Llc., and certain directors of the Company including John R. Harris, Neil H. Nguyen, Xavier A. Gutierrez, Scott K. Ginsburg, Adam Klein, Cecil H., Moore and Stephen Recht (the “Burns Action”). The complaint generally alleges that the Company and its Board made false or misleading statements in connection with the Schedule 14D-9, that Parent and Purchaser made false or misleading statements in connection with the Schedule TO filed by Parent and Purchaser on August 29, 2016, and that Meruelo and the Meruelo entities (together “Meruelo”) made false or misleading statements in the Schedule 14D-9 filed by Meruelo on August 11, 2016. The complaint also alleges the directors breached their duty in approving the recommendation statement of the Schedule 14D-9. The complaint seeks injunctive relief, including to enjoin the Merger, rescission or rescissory damages in the event the Offer or Merger are consummated, and an award of attorneys’ and other fees and costs, in addition to other relief.

Each of the Company, Parent and Purchaser believes that the plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing descriptions are qualified in their entirety by reference to the complaints which are filed as Exhibit (a)(5)(A), Exhibit (a)(5)(B), Exhibit (a)(5)(C), Exhibit (a)(5)(D) and Exhibit (a)(5)(E).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)	Class Action Complaint dated September 7, 2016 (Joel Ellis v. Sizmek Inc., et al., Case No. 12726-VCMR).

(a)(5)(E)	Class Action Complaint dated September 15, 2016 (Joseph Burns v. John R. Harris, et al., Case No. 1:16-cv-01073).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLOMON MERGER SUBSIDIARY, INC.

By	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	President
Date:	September 19, 2016

SOLOMON HOLDING, LLC

By	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	President
Date:	September 19, 2016

VECTOR SOLOMON HOLDINGS (CAYMAN), LTD.

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 19, 2016

VECTOR CAPITAL IV, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 19, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 19, 2016

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 19, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 19, 2016

VECTOR ENTREPRENEUR FUND III, L.P.

By	Vector Capital Partners III, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 19, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 19, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on August 3, 2016 (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(a)(1)(G)	Summary Advertisement as published in the New York Times on August 29, 2016.*

(a)(1)(H)	Joint Press Release issued by the Company, Holdings, VC IV, Vector International and VEF III on August 29, 2016.*

(a)(5)(A)	Class Action Complaint dated August 11, 2016 (MSS 12-09 Trust v. Sizmek Inc., et al).*

(a)(5)(B)	Class Action Complaint dated August 24, 2016 (William Deltac v. Sizmek Inc., et al).*

(a)(5)(C)	Class Action Complaint dated September 2, 2016 (Steven Penza v. John R. Harris, et al., (Sizmek Inc.), Case No. 12718-VCMR).*

(a)(5)(D)	Class Action Complaint dated September 7, 2016 (Joel Ellis v. Sizmek Inc., et al., Case No. 12726-VCMR).

(a)(5)(E)	Class Action Complaint dated September 15, 2016 (Joseph Burns v. John R. Harris, et al., (Sizmek Inc.) Case No. 1:16-cv-01073).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of August 3, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Amendment No. 1 to Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on August 9, 2016).*

(d)(2)	Confidentiality Agreement, dated March 23, 2016, between the Company and Vector Capital Management, L.P.*

(d)(3)	Limited Guarantee, dated as of August 3, 2016, by VC IV in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(d)(4)	Equity Commitment Letter, dated as of August 3, 2016, from VC IV to Parent.*

(d)(5)	Tender and Voting Agreement, dated as of August 3, 2016, by and among the Company, Parent, Purchaser and Moon Doggie Family Partnership L.P. (incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(d)(6)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Scott K. Ginsburg (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(d)(7)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Neil H. Nguyen (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(g)	None.

(h)	None.

*	Previously filed.